FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

 For the month of August, 2010

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F     X    Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes ____No   X

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

Huaneng Power International, Inc.
Huaneng Building,
4 Fuxingmennei Street,
Xicheng District,
Beijing, 100031 PRC

This Form 6-K consists of:

The 2010 interim results announcement of Huaneng Power International, Inc. (the “Registrant”), made by the Registrant on August 11, 2010.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

2010 Interim Results Announcement

Consolidated operating revenue:	RMB48.854 billion

Profit attributable to equity holders of the Company:	RMB1.932 billion

Earnings per share:	RMB0.16

The Board of Directors  (the "Board") of Huaneng Power International, Inc. (the "Company") announces the unaudited operating results for the six months ended 30 June 2010 and a comparison with the operating results for the same period of 2009. For the six months ended 30 June 2010, the Company and its subsidiaries recorded consolidated operating revenue of RMB48.854 billion, representing an increase of 45.36% as compared to the same period of 2009. The profit attributable to equity holders of the Company was RMB1.932 billion, representing an increase of 3.32% as compared to the same period last year. The earnings per share were RMB0.16 and net asset value per share (excluding minority interests) was RMB3.39.

Please refer to the unaudited financial information below for details of the operating results.

BUSINESS REVIEW FOR THE FIRST HALF OF THE YEAR

During the first half of 2010, the Company overcame the pressure on costs brought about by the increase in fuel price and the adverse effects arising from the downward adjustment of capital market, and addressed the difficulties for its operation due to extreme climate changes by grasping the growth trend of the national economy and the favourable conditions where national electricity consumption continued to increase. The Company strived to attain productivity excellence, strengthen its profitability and enhance its corporate management. As a result, the Company achieved new developments in various aspects including production safety, cost control, energy saving and capital operation.

1.	Power Generation

During the first half of this year, the Company’s power plants within China achieved a total power generation of 118.836 billion kWh based on a consolidated basis, an increase of 38.01% over the same period of last year. Accumulated on-grid electricity sold amounted to 112.014 billion kWh. The increase in power generation of the Company was mainly attributable to the following reasons: (1) the Company has increased its sales efforts, thereby grasping the growth trend of the national economy in 2010 and the favourable conditions for substantial increase in the national power demand, expanding various marketing channels and increasing power generation; (2) under the impact of the global financial crisis, the national power demand for the first half year of 2009 was depressed. The base number of the power generation was relatively low, resulting in a relatively high growth in 2010 as compared to the same period of last year; and (3) the power generation contributed by the newly operating generating units and the newly acquired power plants during the second half year of 2009.

During the first half of 2010, the total power generation of Tuas Power Ltd. in Singapore accounted for a market share of 24.5%, an increase of 0.4 percentage point compared to 24.1% in the same period of last year.

2.	Cost Control

During the first half of 2010, the Company’s purchase cost of coal increased with the higher key coal contract price and market purchase price, which was considerably higher than those in the same period of last year. The Company adopted various measures including making projection and analysis of fuel market, optimizing the coal supply structure, increasing imported coal purchase volume and rationalizing inventories arrangements according to production requirements, with an aim to reducing average coal purchase prices.

3.	Energy Saving and Environmental Protection

The Company attaches great importance to energy saving and environmental protection work. All coal-fired generating units are equipped with flue-gas desulphurization facilities and the Company has strengthened the operation and maintenance management of flue-gas desulphurization facilities on coal-fired generating units. The Company is enhancing the capacity of desulphurization facilities in certain generating units to improve their desulphurization capability in order to ensure that sulfur dioxide emissions would not exceed the relevant standards under the situation where the quality of coal drops due to its limited supply.

4.	Project Development and Construction

During the first half of 2010, the gas co-generation expansion project of Beijing Co-generation Power Plant and the Phase II wind power project of Qidong Wind Power Plant of the Company obtained approval.

Generating unit No. 5 of Fuzhou Power Plant completed the 168-hour full-load trial run in July 2010. To date, the controlling generation capacity and the equity-based generation capacity of the Company are 50,033MW and 46,512MW respectively.

5.	Capital Operation

1.
On 15 January 2010, the resolutions regarding the New A Share Issue (Original Proposal) and the New H Share Issue (Original Proposal) were considered and approved in writing at the 8th Meeting of the Sixth Session of the Board of Directors of the Company.

On 16 March 2010, relevant resolutions regarding the New Issue (Original Proposal) were approved at the 2010 First Extraordinary General Meeting, the 2010 First Class Meeting of Holders of A Shares and the 2010 First Class Meeting of Holders of H Shares, respectively.

On 26 July 2010, resolutions regarding the New A Share Issue (Revised Proposal) and the New H Share Issue (Revised Proposal) by the Company were considered and approved in writing at the 11th Meeting of the Sixth Session of the Board of Directors of the Company. The adjusted scheme was as follows: Target investors of the New A Share Issue (Revised Proposal) shall include not more than 10 designated investors including China Huaneng Group ("China Huaneng"). The target investor of the New H Share Issue (Revised Proposal) shall be China Hua Neng Group H.K. Ltd. (Hua Neng HK"). All target subscribers shall subscribe in cash. The total shares to be issued under the New A Share Issue (Revised Proposal) shall not exceed 1,500 million shares and the total H shares issued shall not exceed 500 million shares. The subscription price of the shares to be issued under the New A Share Issue (Revised Proposal) shall not be less than 90% of the average trading price per A Share for the twenty trading days prior to the Price Determination Date, (i.e., 26 July 2010). The subscription price in concrete terms shall be ascertained on the bidding basis following the obtaining of approvals. The subscription price per share pursuant to the New H Share Issue (Revised Proposal) shall be based on the average trading price per H share as quoted for the twenty trading days prior to the Price Determination Date, with a premium of 3%.

Such resolutions shall be subject to approval at the Company’s general meeting and separate class meetings. Upon obtaining approvals at the Company’s general meeting and each class meetings, these resolutions shall replace the resolutions in relation to the New A Share Issue (Original Proposal) and the New H Share Issue (Original Proposal) passed at the Company’s 2010 First Extraordinary General Meeting, 2010 First Class Meeting for holders of A Shares and 2010 First Class Meeting for holders of H Shares.

The New A Share Issue (Revised Proposal) and the New H Share Issue (Revised Proposal) shall be implemented upon obtaining the approval from the China Securities Regulatory Commission ("CSRC") and the implementation shall be based on the resolutions as ultimately approved by the CSRC. Pursuant to the requirements of applicable laws, the New Issue (Revised Proposal) shall also obtain approvals from the relevant government authorities on matters related to the New Issue (Revised Proposal) .

2.
On 31 December 2009, the Company entered into an Equity Interest Transfer Contract with ShanDong Electric Power Corporation and ShanDong Luneng Development Group Company Limited for acquiring various power plants (together with their ancillary coal mines), marine transportation facilities and port assets owned by ShanDong Electric Power Corporation and ShanDong Luneng Development Group. The acquisition is being vetted by the relevant government authorities. The target assets of the acquisition will fully capitalise the advantages of joint operation of coal enterprises and power enterprises, thus providing long-term stable income for the Company. The acquisition also brings about the combined synergy effect from the facilities of coal, power and harbour, which is conducive to cultivate new profit growth points of the Company.

PROSPECTS FOR THE SECOND HALF OF THE YEAR

The impact of the international financial crisis is expected to persist through the second half of 2010. Even though the economy of China is expected to be developed following the macroeconomic control policy, there are still various uncertainties existed.

As regards power market, during the first half of 2010, the nationwide power generation achieved swift growth as a result of continuous economic recovery. The power generation of nationwide large-scale power plants increased by 19.3% compared to the same period of last year. The coal-fired power generation increased by 21.90% compared to the same period of last year. According to the forecast of China Electricity Council, the estimated nationwide power generation is expected to increase by approximately 12%, and the average utilization hours of coal-fired power generation equipment will exceed 5,000 hours. Most of the Company’s power plants located along riverside or seaside in southeast China, where the power market condition is better than that of the nationwide level as a whole. In addition to the completion of annual plan in power generation for domestic units of 230 billion kwh set out at the beginning of this year, the Company strives to achieve the coal-fired power generation equipment utilization hours to be over 5,200 hours. However, power market in the second half of this year remains uncertainties, following the continuous increase of power supply, the realization of macroeconomic adjustments, the pace of economic growth is expected to slowdown, and the power generation is expected to slowdown gradually as well. At the same time, the Company will comply with higher requirement in future development projects after the government’s restructuring of new energy sector and vigorous promotion of clean energy and renewable energy development.

As regards coal market, the market price remained at high level since the beginning of the year. However, as a result of the significant increase in hydropower generation, the policy adjustments on high energy consumption industries by the State and implementation of certain policies in monitoring the performance of key coal supply contracts by the government in late June, the market price of power coal decreased slightly. At present, coal inventory level of power plants is relatively sufficient and the power coal supply is getting better. In the second half of this year, following the end of flood season, the coal-fired power generation will increase while the effect of the State’s macroeconomic adjustments is expected to realize. The uncertainties on intense supply and price increase will also increase.

As regards energy saving and environmental protection compliance requirements, the Company always strictly complies with the government’s policies and regulations on energy saving and environmental protection, applying advanced technologies to develop advanced, large capacity and effective coal-fired generating units and further strengthens the management of the existing environmental protection facilities of generating units, so as to effectively reduce pollutant emission and to control costs on energy saving and environmental protection.

As regards capital market, the State will maintain continuity and stability of macroeconomic policy, and in the meantime make efforts to increase the pertinence and flexibility of such policy. This requires the Company to have good judgment on the influence, schedule and main focus of the policy. The Company would need to actively expand its financing channels in order to secure funds for its expansion.

The Company will fully leverage its own advantages in terms of resources, scale, geographical coverage and costs. It will actively expand the room for development, strengthen marketing work, strive to exceed the annual power generation target, strictly control costs and increase the Company’s profitability. Meanwhile, the Company will actively implement the "green development" initiatives; the structural adjustment will be proceeded at a faster pace; the coal-fired capacity structure will be further streamlined; generating units with high capacity, high efficiency and low emission, large-scale coal-power co-operation, joint operation of coal enterprises and power enterprises and efficient co-generation projects will be constructed at a faster pace; the operating efficiency of the coal-fired generating units will be improved; the clean energy development will be further enhanced; and we strive to be a green company, which is efficient, energy-saving, clean and environmental-friendly.

The major tasks of the Company for the second half of 2010 include:

1.	to strengthen corporate governance, improve internal control, and maximize the shareholders’ interests;

2.	to strengthen safe production and management and ensure stable operation of its generating units;

3.
to strengthen the sales force, achieve the annual power generation target of 230 billion kWh for the domestic generating units; strive to achieve more than 5,200 hours of annual utilization of its coal-fired generating units;

4.	to enlarge supply channels, optimize the purchase structure, enhance coal self-sufficiency capacity, and to control fuel purchase prices;

5.	to continue to promote energy saving and emissions reduction work and secure its leading position in energy consumption indices among the industry players;

6.
to actively push forward preliminary work of projects; further optimize power structure and adjust their deployment by making use of the "Twelfth Five-year Plan" of power development; actualize effective, proper and orderly development; and further enhance the Company’s profitability;

7.
to strengthen the management of infrastructure construction, commence the operation of a batch of 1,000MW and 600MW ultra-supercritical coal-fired generating units, and achieve a wind power operating capacity of 300MW; and

8.	to actively explore financing channels, complete the non-public issue of A Shares and H Shares during the year, and further improve the Company’s capital structure.

MANAGEMENT’S DISCUSSION AND ANALYSIS (PREPARED UNDER IFRS)

I.	Comparison and Analysis of Operating Results

Comparison of operating results between the first half of 2010 and 2009.

Summary

According to the Company’s preliminary statistics, for the six months ended 30 June 2010, the Company and its subsidiaries’ total domestic power generation on a consolidated basis amounted to 118.836 billion kWh, representing an increase of 38.01% over the same period in 2009. The Company’s total on-grid electricity sold amounted to 112.014 billion kWh.

The increase in the Company and its subsidiaries’ power generation was mainly due to the following reasons:

1.
the Company has increased its sales efforts, thereby grasping the growth trend of the national economy in 2010 and the favourable conditions for substantial increase in the national electricity demand, expanding various marketing channels and increasing power generation;

2.
under the impact of the global financial crisis, the national electricity demand for the first half year of 2009 was depressed. The base number of the power generation was relatively lower, resulting in a relatively higher growth in 2010 as compared to the same period of last year; and

3.	the electricity generation contributed by the newly operating generating units and the newly acquired power plants during the second half year of 2009.

The power generation and on-grid electricity sold by each of the Company’s domestic power plants in the first half of 2010 are listed below (in billion kWh):

Domestic Power Plant	Power generation in the first half year of 2010	Power generation in the first half year of 2009	Change	On-grid electricity sold for the first half year of 2010

Dalian	4.160	3.739	11.26%	3.968
Dandong	1.927	1.962	-1.78%	1.835
Yingkou	4.918	4.394	11.93%	4.624
Yingkou Cogeneration	1.811	—	—	1.684
Huade Wind Power	0.074	—	—	0.073
Shang’an	6.564	5.925	10.78%	6.174
Pingliang	4.017	2.398	67.51%	3.804
Beijing Cogeneration	2.312	1.963*	17.78%	2.033
Yangliuqing Cogeneration	3.045	2.760*	10.33%	2.832
Yushe	2.490	2.095	18.85%	2.300
Dezhou	7.610	6.678	13.96%	7.179
Jining	2.495	1.082	130.59%	2.313
Xindian	1.645	1.723	-4.53%	1.548
Weihai	1.903	1.684	13.00%	1.791
Rizhao Phase II	3.771	2.989	26.16%	3.585
Qinbei	6.673	5.693	17.21%	6.312
Nantong	4.057	3.382	19.96%	3.881
Nanjing	1.796	1.548	16.02%	1.695
Taicang	5.849	5.518	6.00%	5.508
Huaiyin	3.981	3.177	25.31%	3.749
Jinling Combined-cycle	0.941	1.314	-28.39%	0.919
Jinling Coal-fired	3.297	—	—	3.135
Qidong Wind Power	0.114	0.089*	28.09%	0.112
Shidongkou First	3.720	3.329	11.75%	3.504
Shidongkou Second	3.041	3.166	-3.95%	2.922
Shanghai Combined-cycle	0.533	0.116	359.48%	0.520
Luohuang	6.301	4.639	35.83%	5.800
Changxing	0.866	0.692	25.14%	0.797
Yuhuan	10.338	8.890	16.29%	9.851
Yueyang	2.697	1.897	42.17%	2.509

Domestic Power Plant	Power generation in the first half year of 2010	Power generation in the first half year of 2009	Change	On-grid electricity sold for the first half year of 2010

Jinggangshan	3.772	1.274	196.08%	3.593
Fuzhou	2.844	3.770	-24.56%	2.707
Shantou Coal-fired	3.649	3.033	20.31%	3.413
Haimen	5.625	—	—	5.344

Total	118.836	86.107	38.01%	112.014

*
The figures relating to the power generation of Beijing Co-generation Power Plant, Yangliuqing Co-generation Power Plant and Qidong Wind Power Plant for the first half year of 2009 are included for reference only and were not accounted for in the Company’s total power generation for the first half year of 2009.

The increase of the Company’s power generation from the same period of last year contributed to the increase of operating revenue by 45.36%. As a result of increase in fuel cost, the expansion of operating scale of the Company and the increase of power generation, the current period operating expenses of the Company increased by 49.45% as compared to the same period of last year. As a whole, profit attributable to equity holders of the Company for the first half of 2010 amounted to RMB 1.932 billion, representing a 3.32% increase over RMB1.870 billion for the same period of last year. The increase of net profit was mainly attributable to the expansion of operating scale of the Company.

1.	Operating revenue and sales tax

Operating revenue mainly represents revenue received from electricity sold. For the six months ended 30 June 2010, the consolidated operating revenue of the Company and its subsidiaries amounted to RMB48.854 billion, representing a 45.36% increase over RMB33.610 billion for the same period of last year.

The increase in operating revenue is mainly attributable to the increase in power generation. The new generating units and the newly acquired power plants contributed RMB6.384 billion and RMB2.259 billion, respectively, to the increase in the consolidated revenue of the Company.

Sales tax mainly consists of value-added tax surcharges. According to relevant administrative regulations, such surcharges include the City Construction Tax and Education Tax calculated at prescribed percentages of the amount of the value-added tax paid. Such surcharges are currently not applicable to direct foreign investments approved by the government, hence certain power plants of the Company are not subject to such surcharges. For the six months ended 30 June 2010, the sales tax decreased to RMB62.0 million, by RMB17.0 million from RMB79.0 million for the same period of last year.

2.	Operating expenses

For the six months ended 30 June 2010, the total operating expenses of the Company and its subsidiaries increased by 49.45% to RMB44.577 billion from RMB29.827 billion for the same period of last year.

The increase was mainly attributable to the increase in fuel prices and power generation amount, as well as the expansion of operating scale of the Company. The operations of new generating units contributed to an increase of consolidated operating expenses of RMB5.595 billion while the operations of newly acquired power plants contributed to an increase of consolidated operating expenses of RMB2.140 billion.

	2.1	Fuel cost

Fuel cost represents a major portion of the operating expenses of the Company and its subsidiaries. Such cost increased by 58.46% to RMB31.749 billion for the first half of 2010 from RMB20.036 billion for the same period of last year. The increase in fuel cost was primarily due to the increase in fuel prices and power generation volume, as well as the expansion of operating scale of the Company. Operations of new generating units accounted for RMB4.425 billion of the increase in fuel cost, while the operations of newly acquired power plants contributed to an increase of fuel cost of RMB1.316 billion.

2.2	Depreciation expenses

Depreciation expenses of the Company and its subsidiaries increased by 27.43% to RMB5.226 billion for the first half of 2010 from RMB4.101 billion for the same period of last year. The increase of depreciation expenses is mainly due to the expansion of operating scale of the Company.

2.3	Labor costs

Labor costs include salaries to employees and contributions to government agencies for employees’ housing fund, medical insurance, pension, and unemployment insurance as well as training expenses, etc. Labor costs of the Company and its subsidiaries amounted to RMB1.819 billion for the first half of 2010, representing an increase of RMB257 million from RMB1.562 billion for the same period of last year, which are primarily due to the increase in labor costs of operations of new generating units and newly acquired power plants.

2.4	Other operating expenses (including purchase of electricity and service fees on power transmission of Huaneng International Power Development Corporation ("HIPDC") )

Other operating expenses (including purchase of electricity and service fees on power transmission of HIPDC) of the Company and its subsidiaries amounted to RMB4.822 billion for the first half of 2010, representing an increase of RMB1.459 billion from RMB3.363 billion for the first half of 2009. Operations of new generating units contributed to an increase of RMB211million while purchase of electricity by Tuas Power increased by RMB1.129 billion. The increase of electricity purchased was mainly attributable to the increase of both the purchase volume and unit purchase price.

3.	Financial expenses

The consolidated net financial expenses of the Company and its subsidiaries for the first half of 2010 amounted to RMB2.309 billion, representing an increase of RMB65 million from RMB2.244 billion for the same period of last year. The increase was primarily attributable to the expensing instead of capitalizing interest upon commercial operation of new generating units. The operations of new generating units accounted for RMB498 million of the increase, while the increase of exchange gains after netting bank charges was RMB195 million.

4.	Share of profits of associates

The share of profits of associates of the Company and its subsidiaries for the first half of 2010 was RMB378 million, representing a decrease of RMB8 million from RMB386 million for the same period of last year.

5.	Enterprise income tax ("EIT")

For the first half of 2010, the Company and its subsidiaries recorded a consolidated EIT expense of RMB422 million, representing an increase of RMB367 million from an EIT expense of RMB55 million for the same period of last year. The increase in EIT was mainly due to the increase of net profit for the first half of 2010 and the utilization of unrecognized tax losses of previous year during the same period of last year.

6.	Net profit attributable to equity holders of the Company (excluding non-controlling interests)

The net profit attributable to equity holders of the Company amounted to RMB1.932 billion for the first half of 2010, representing an increase of 3.32% from RMB1.870 billion for the same period of last year. The increase was mainly attributable to the expansion of operation scale of the Company.

7.	Comparison of financial positions

At 30 June 2010, total assets of the Company and its subsidiaries amounted to RMB206.565 billion, representing an increase of 4.39% from the RMB197.887 billion as at 31 December 2009.

The capital expenditure for infrastructure construction and renovation projects of the Company and its subsidiaries for the first half of 2010 amounted to RMB9.351 billion, which was mainly financed by internal funding, debts financing and cash flows generated from operating activities.

8.	Major financial position ratios

Calculation formula of the financial ratios:

Ratio of liabilities and shareholders’ equity	=	balance of liabilities as at period end / balance of shareholders’ equity (excluding non-controlling interests) as at period end

Current ratio	=	balance of the current assets as at period end/ balance of current liabilities as at period end

Quick ratio	=	(balance of current assets as at period end- net amounts of inventories as at period end) / balance of current liabilities as at period end

Multiples of interest earned	=	(profit before income tax expense + interest expense) / interest expenditure (inclusive capitalized interest)

	The Company and its subsidiaries
Item	As at 30 June 2010	As at 31 December 2009

Ratio of liabilities and shareholders’ equity	3.84	3.50
Current ratio	0.43	0.41
Quick ratio	0.35	0.34

Item	For the six months ended 30 June 2010	For the six months ended 30 June 2009

Multiples of interest earned	1.68	1.46

The ratio of liabilities and shareholders’ equity increased slightly compared to the beginning of the year, which was mainly attributable to the increase in loans raised for acquisition and construction. The current ratio and quick ratio maintain at similar level as the beginning of the year.

The multiples of interest earned increased, which was mainly attributable to the increase of net profit for the first half of 2010.

As at 30 June 2010, the Company and its subsidiaries have a negative working capital balance of RMB38.485 billion. Based on the successful financing history of the Company, the undrawn banking facilities available to the Company and its good credit rating, the Company believes that it will be able to meet its liabilities as and when they fall due and to secure the funds required for operations. In addition, the Company continued to make use of its favorable credit rating and minimized interest expense by drawing short-term borrowings which bore relatively lower interest rate.

II.	Liquidity and Cash Resources

	1.	Liquidity

Item	For the six months end 30 June 2010	For the six months ended 30 June 2009	Change
	(RMB in billion)	(RMB in billion)	(%)

Net cash provided by operating activities	9.380	6.385	41.55%
Net cash used in investing activities	(11.578)	(9.971)	16.12%
Net cash provided by financing activities	3.130	4.056	-22.83%
Exchange (loss)/gain	(0.013)	0.010	-230.00%

Net increase in cash and cash equivalents	0.577	0.480	20.21%
Cash and cash equivalent, beginning of the period	5.227	5.567	-6.11%

Cash and cash equivalent as at the end of the period	5.804	6.047	-4.02%

The net cash provided by operating activities amounted to RMB9.038 billion for the first half of 2010, which was higher than that of same period of last year mainly due to the expansion of operation scale of the Company and the increase in operating revenue.

Net cash used in investing activities mainly consisted of capital expenditures for projects under construction and the prepayment for acquisition of subsidiaries.

The main financing activities of the Company were mainly repayments of the loans and redemption of short-term bonds, as well as new project financing activities. During the first half of 2010, the Company repaid loans of RMB29.858 billion and redeemed short-term bonds of RMB10 billion, drawdown new loans of RMB41.025 billion, and issued short-term bonds of RMB4.980 billion.

As at 30 June 2010, cash and cash equivalents of the Company and its subsidiaries denominated in RMB, Singapore dollar, U.S. dollar and Japanese Yen measured at RMB equivalent are RMB2.855 billion, RMB1.690 billion, RMB1.253 billion and RMB6 million, respectively.

2.	Capital expenditure and cash resources

	2.1	Capital expenditures for infrastructure construction and renovation projects

The capital expenditures for infrastructure construction and renovation projects for the first half of 2010 amounted to RMB9.351 billion, including RMB674 million for Yueyang expansion project, RMB926 million for Qinbei expansion project, RMB615 million for Haimen project, RMB347 million for Jinggangshan expansion project, RMB205 million for Jinling Coal-fired project, RMB222 million for Shanghai generation project, RMB157 million for Jining Cogeneration project, RMB268 million for Yingkou Cogeneration project, RMB729 million for Fuzhou expansion project, RMB670 million for Weihai expansion project, RMB302 million for Pingliang expansion project, RMB486 million for Zuoquan project and RMB 786 million for Jiuquan project. Expenditures on construction for overseas operations and other domestic power plants amounted to RMB504 million and RMB1.417 billion, respectively, and expenditures on renovation amounted to RMB1.043 billion.

The above capital expenditures were sourced mainly from internal funding, debts financing and cash flows provided by operating activities.

The Company expects to incur significant capital expenditures in the next few years. During the course, the Company will actively improve the project planning process on a commercially viable basis. The Company will also actively develop newly planned projects to pave the way for its long-term development. The Company expects to finance the above capital expenditures through internal funding, debts and equity financing and cash flows from operating activities.

2.2	Cash resources and anticipated financing costs

The Company expects to finance its capital expenditures and acquisition costs primarily from internal funds, cash flows from operating activities as well as future debts and equity financing.

Good credit status equips the Company with strong financing capabilities. As at 30 June 2010, the Company and its subsidiaries had undrawn banking facilities of over RMB100 billion.

Upon approval by the general meeting of shareholders, on 24 March 2010, the Company issued unsecured short-term bonds amounting to RMB5 billion bearing coupon rates of 2.55% per annum. These bonds are denominated in RMB, issued at par and have a term of 270 days. Effective interest rate on these bonds is 3.11% per annum.

As at 30 June 2010, total interest-bearing debts of the Company and its subsidiaries amounted to approximately RMB135.066 billion, including current portion of approximately RMB47.764 billion. These debts included borrowings denominated in U.S. dollar of approximately US$995 million, Singapore dollar of approximately S$3.085 billion, Euro of approximately Û100 million and Japanese Yen of approximately JPY238 million. The current portions of foreign currency denominated borrowings were US$135 million, S$48 million, Û9 million and JPY238 million, respectively. Besides the debts denominated in RMB, the remaining interest-bearing debts included approximately RMB2.037 billion of fixed-rate borrowings with an average interest rate of 4.55%, representing 9.05% of total interest-bearing debts excluding borrowings denominated in RMB, and approximately RMB20.478 billion floating-rate borrowings with an average interest rate of benchmark rate plus 1.46%, representing 90.95% of total interest-bearing debts excluding borrowings denominated in RMB.

As at 30 June 2010, the long-term loans of the Company and its subsidiaries mainly comprised fixed-rate loans (with annual interest rates ranging from 2.00% to 7.05%). As at 30 June 2010, in accordance with original loan agreements, floating-rate loans of the Company and its subsidiaries included balances of US$816 million (with an interest rate ranging from libor+0.075% to libor+1%), S$3.074 billion (with interest rates of sibor+1.65% or DBS prime rate), and JPY238 million (with an interest rate of libor+0.30%).

2.3	Other financing requirements

The objective of the Company is to bring sustainable and stable returns to the shareholders. In line with this objective, the Company follows a proactive, stable and balanced dividend policy. On 22 June 2010, the Company declared a cash dividend of RMB0.21 per ordinary share (tax included), with total dividends amounting to approximately RMB2.528 billion, as approved in the 2009 shareholders’ general meeting. For the six months ended 30 June 2010, the Company has not settled the dividends yet.

2.4	Maturity of long-term loans

Unit: RMB in billion

Project	within 1 year	1 ~ 2 years	2 ~ 3 years	3 ~ 4 years	4 ~ 5 years

Planned repayment of principal	5.762	12.541	14.976	6.050	4.043

III.	Performance and Prospects of Significant Investments

On 22 April 2003, the Company paid RMB2.390 billion to acquire 25% equity interest in Shenzhen Energy Group. In December 2007, the Company acquired 200 million shares of Shenzhen Energy, a subsidiary of Shenzhen Energy Group. In addition, Shenzhen Energy acquired most of the assets of Shenzhen Energy Group by issuing and placing new shares and Shenzhen Energy Group will be liquidated when appropriate. Upon its liquidation, the Company will hold directly a total of 25.01% equity interest in Shenzhen Energy. This investment brought the Company a share of profit of RMB236 million for the first half of 2010 under the International Financial Reporting Standards. The Company expects this investment will provide reasonable returns to the Company in the future.

As at 31 December 2006, the Company directly held 60% equity interest in Sichuan Hydropower. In January 2007, China Huaneng increased its capital investment in Sichuan Hydropower by RMB615 million which resulted the decrease of the Company’s equity interest in Sichuan Hydropower to 49%. China Huaneng took the place of the Company becoming the controlling shareholder of Sichuan Hydropower. This investment brought a share of profit of RMB129 million for the first half year of 2010. The Company expects this investment will provide reasonable returns to the Company in the future.

IV.	Employee Benefits Policies

As at 30 June 2010, the Company and its subsidiaries had 33,365 employees. During this reporting period, there was no significant change with respect to remuneration policies and training programs of the Company.

V.	Guarantees on Loans and restricted assets

As at 30 June 2010, the Company provided guarantees for the long-term loans of SinoSing Power, a wholly-owned subsidiary of the Company, which amounted to approximately RMB14.825 billion.

As at 30 June 2010, the details of pledged loans of the Company and its subsidiaries were as follows:

1.
For the first half of 2010, the Company pledged part of its receivables against short-term bank loans. As at 30 June 2010, the balance of the loans was approximately RMB1.596 billion and the book value of the receivables pledged was approximately RMB1.673 billion.

	2.	As at 30 June 2010, the Company and its subsidiaries secured short-term loans of RMB218 million from discounting notes receivable.

As at 30 June 2010, restricted bank deposits amounted to RMB239 million, which were mainly deposits for letters of credits.

The Company had no material contingent liabilities as at 30 June 2010.

VI.	Risk factors

The impact of the international financial crisis is expected to persist through the second half of 2010. Even though the economy of China is expected to be developed following the macroeconomic control policy, there are still various uncertainties existed.

As regards power market, during the first half of 2010, the nationwide power generation achieved swift growth as a result of continuous economic recovery. The power generation of nationwide large-scale power plants increased by 19.3% compared to the same period of last year. The coal-fired power generation increased by 21.90% compared to the same period of last year. According to the forecast of China Electricity Council, the estimated nationwide power generation is expected to increase by approximately 12%, and the average utilization hours of coal-fired power generation equipment will exceed 5,000 hours. Most of the Company’s power plants located along riverside or seaside in southeast China, where the power market condition is better than that of the nationwide level as a whole. In addition to the completion of annual plan in power generation for domestic units of 230 billion kwh set out at the beginning of this year, the Company strives to achieve the coal-fired power generation equipment utilization hours to be over 5,200 hours. However, power market in the second half of this year remains uncertainties, following the continuous increase of power supply, the realization of macroeconomic adjustments, the pace of economic growth is expected to slowdown, and the power generation is expected to slowdown gradually as well. At the same time, the Company will comply with higher requirement in future development projects after the government’s restructuring of new energy sector and vigorous promotion of clean energy and renewable energy development.

As regards coal market, the market price remained at high level since the beginning of the year. However, as a result of the significant increase in hydropower generation, the policy adjustments on high energy consumption industries by the State and implementation of certain policies in monitoring the performance of key coal supply contracts by the government in late June, the market price of power coal decreased slightly. At present, coal inventory level of power plants is relatively sufficient and the limited supply of power coal is eased. In the second half of this year, following the end of flood season, the coal-fired power generation will increase while the effect of the State’s macroeconomic adjustments is expected to realize. The uncertainties on intense supply and price increase will also increase.

As regards energy saving and environment protection compliance requirements, the Company always strictly complies with the government’s policies and regulations on energy saving and environment protection, applying advanced technologies to develop advanced, large capacity and effective coal-fired generating units and further strengthens the management of the existing environmental protection facilities of generating units, so as to effectively reduce pollutant emission and to control costs on energy saving and environmental protection.

As regards capital market, the State will maintain continuity and stability of macroeconomic policy, and in the meantime make efforts to increase the pertinence and flexibility of such policy. This requires the Company to have good judgment on the influence, schedule and main focus of the policy. The Company would need to actively expand its financing channels in order to secure funds for its expansion.

As regards financial risks, the power sector in which the Company operates is capital intensive and as such its assets and liabilities are relatively substantial. The Company is exposed to interest rate and exchange rate risks arising from the State’s adjustment to monetary policies and the changes and volatility in both domestic and international financial market.

i)	Interest rate risk

Debts denominated in RMB account for a majority of the Company’s debts. The change of benchmark lending interest rate will directly affect on the Company’s borrowing costs. Currently, the chance that the RMB interest rate increase is low, hence may not have material adverse impact on its short-term finance costs. Foreign currency debts were principally denominated in U.S. dollar and most of which were at floating interest rates. Low interest rates are predicted to remain for some time, hence may not have material adverse impact on its short-term finance costs.

The Company has entered into interest rate swap contracts to hedge against its exposures to interest rate risks of loans denominated in Singapore dollar and in U.S. dollar.

ii)	Exchange rate risk

A portion of the borrowings of the Company denominated in U.S. dollar, Euro and Japanese Yen are yet to mature, thus fluctuations in foreign exchange rates will result in exchange gain or loss. As the portion of foreign currency denominated borrowings of the Company remains low, the management does not expect any material adverse impact caused by recent fluctuations of exchange rates.

Some exchange fluctuation is expected between Singapore dollar and U.S. dollar. Tuas Power has entered into forward exchange contracts to hedge against its exposure to potential exchange rate risks.

The Company will mitigate interest rate risk through reinforcing capital management, utilizing capital effectively and keep expanding funding channels. The Company will also keep a close watch on the fluctuations of foreign exchange market. The Company is confident about leveraging its advantages to improve risk identification, analysis, and reporting as well as control mechanism, proactively reacting to changes in money and currency markets, and controlling interest rate risks and exchange rate risks.

SHARE CAPITAL STRUCTURE

As at 30 June 2010, total issued share capital of the Company amounted to 12,055,383,440 shares, of which 9,000,000,000 shares were domestic shares, representing 74.66% of the total issued share capital of the Company, and 3,055,383,440 shares were foreign shares, representing 25.34% of the total issued share capital of the Company. In respect of the foreign shares, China Huaneng through its wholly owned subsidiary, China Hua Neng Group Hong Kong Limited, held 20,000,000 shares, representing 0.17% of the total issued share capital of the Company. In respect of domestic shares, HIPDC owned a total of 5,066,662,118 shares, representing 42.03% of the total issued share capital of the Company, while China Huaneng held 1,055,124,549 shares, representing 8.75% of the total issued share capital of the Company. Other domestic shareholders held a total of 2,878,213,333 shares, representing 23.88% of the total issued share capital of the Company.

PURCHASE, SALE OR REDEMPTION OF SHARES
The Company and its subsidiaries did not sell any other types of its securities and did not purchase or redeem its own shares or other securities in the first half of 2010.

MAJOR SHAREHOLDING STRUCTURE OF THE COMPANY

The following table summaries the shareholdings of the top ten shareholders of the Company as at 30 June 2010:

Name of Shareholders	Total Shareholdings	Percentage of shareholding in total issued shares
		(%)

Huaneng International Power Development Corporation	5,066,662,118	42.03
China Huaneng Group	1,075,124,549	8.92
Hebei Construction & Investment Group Co., Ltd*	603,000,000	5.00
Jiangsu Provincial Investment & Management Limited Liability Company	416,500,000	3.45
Fujian Investment Enterprise Holdings Limited	374,466,667	3.11
Liaoning Energy Investment (Group) Limited Liability Company	332,913,333	2.76
Dalian Municipal Construction Investment Company Limited*	301,500,000	2.50
Nantong Investment & Management Limited Company	92,188,035	0.76
Horizon Asset Management, Inc.	72,224,800	0.60
Minxin Group Limited	72,000,000	0.60

*	The former Hebei Provincial Construction Investment Company has been reformed to Hebei Construction & Investment Group Co., Ltd.

*	The former Dalian Municipal Construction Investment Company has been reformed to Dalian Municipal Construction Investment Company Limited.

DIRECTORS’ AND SUPERVISORS’ RIGHT TO PURCHASE SHARES

The Company has adopted a code in relation to the securities transactions by the directors and supervisors with the standard not lower than that of the Model Code for Securities Transactions by Directors of Listed Issuers as set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules"). Following enquiries made by the Company, all Directors and Supervisors confirmed that they have complied with the Code throughout the first half of 2010.

As at 30 June 2010, none of the directors, chief executive officer or supervisors of the Company had any interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company or any of its associated corporations (within the definition of Part XV of the Securities and Futures Ordinance ("SFO") which was required to be notified to the Company and the Stock Exchange of Hong Kong Limited ("Hong Kong Stock Exchange") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interest and short position which any such Director, chief executive officer or Supervisor is taken or deemed to have under such provisions of the SFO) or which was required to be entered in the register required to be kept by the Company pursuant to Section 352 of the SFO or which was otherwise required to be notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies as contained in Appendix 10 to the Listing Rules.

PUBLIC FLOAT

As at the date of this announcement, the Company has maintained the prescribed public float under the Listing Rules and as agreed with the Hong Kong Stock Exchange, based on the information that is publicly available to the Company and within the knowledge of the directors of the Company.

DIVIDENDS

It was resolved by the Board not to distribute dividends for the first half of 2010.

DISCLOSURE OF MAJOR EVENTS

1.
On 15 January 2010, the resolutions regarding the New A Share Issue (Original Proposal) and the New H Share Issue (Original Proposal) were considered and approved in writing at the 8th Meeting of the Sixth Session of the Board of Directors of the Company.

On 16 March 2010, resolutions regarding the New Issue (Original Proposal) were approved at the 2010 First Extraordinary General Meeting, the 2010 First Class Meeting of Holders of A Shares and the 2010 First Class Meeting of Holders of H Shares, respectively.

On 26 July 2010, resolutions regarding the New A Share Issue (Revised Proposal) and the New H Share Issue (Revised Proposal) by the Company were considered and approved in writing at the 11th Meeting of the Sixth Session of the Board of Directors of the Company. The adjusted scheme was as follows: Target investors of the New A Share Issue (Revised Proposal) shall include not more than 10 designated investors including China Huaneng. The target investor of the New H Share Issue (Revised Proposal) shall be Hua Neng HK. All target subscribers shall subscribe in cash. The total shares to be issued under the New A Share Issue (Revised Proposal) shall not exceed 1,500 million shares and the total H shares issued shall not exceed 500 million shares. The subscription price of the shares to be issued under the New A Share Issue (Revised Proposal) shall not be less than 90% of the average trading price per A Share for the twenty trading days prior to the Price Determination Date, i.e. 26 July 2010. The subscription price in concrete terms shall be ascertained on the bidding basis following the obtaining of approvals. The subscription price per share pursuant to the New H Share Issue (Revised Proposal) shall be based on the average trading price per H share as quoted for the twenty trading days prior to the Price Determination Date, with a premium of 3%.

Such resolutions shall be subject to approval at the Company’s general meeting and separate class meetings. Upon obtaining approvals at the Company’s general meeting and each Class Meetings, these resolutions shall replace the resolutions in relation to the New A Share Issue (Original Proposal) and the New H Share Issue (Original Proposal) passed at the Company’s 2010 First Extraordinary General Meeting, 2010 First Class Meeting for holders of A Shares and 2010 First Class Meeting for holders of H Shares.

The New A Share Issue (Revised Proposal) and the New H Share Issue (Revised Proposal) shall be implemented upon obtaining the approval from the CSRC and the implementation shall be based on the resolutions as ultimately approved by the CSRC. Pursuant to the requirements of applicable laws, the New Issue (Revised Proposal) shall also obtain approvals from the relevant government authorities on matters related to the New Issue (Revised Proposal).

2.
On 31 December 2009, the Company entered into an Equity Interest Transfer Contract with ShanDong Electric Power Corporation and ShanDong Luneng Development Group Company Limited for acquiring various power plants (together with their ancillary coal mines), marine transportation facilities and port assets owned by ShanDong Electric Power Corporation and ShanDong Luneng Development Group. The acquisition is being vetted by the relevant government authorities. The target assets of the acquisition will fully capitalise the advantages of joint operation of coal enterprises and power enterprises, thus providing long-term stable income for the Company. The acquisition also brings about the combined synergy effect from the facilities of coal, power and harbour, which is conducive to cultivate new profit growth points of the Company.

CORPORATE GOVERNANCE

The Company has been stressing the importance of corporate governance through promoting innovation on the Company’s system management and strengthening the establishment of the Company’s system. It strives to enhance the transparency of the Company’s corporate governance standards and to maintain high-quality corporate governance on an ongoing basis. The Company insists on adopting the principle of "maximizing the benefits of the Company and of all shareholders" as the starting point and treats all shareholders fairly to strive for the generation of long-term, stable and growing returns for shareholders.

(a)	Code of Corporate Governance

In recent years, the Company adopted the following measures in order to strengthen corporate governance and enhance the Company’s operation quality:

(1) Enhancing and improving corporate governance

In addition to complying with the provisions of the applicable laws, as a public company listed in three markets both domestically and internationally, the Company is subject to the regulations of the securities regulatory authorities of the three listing places and the supervision of investors at-large. Accordingly, our fundamental principles are to adopt a corporate governance structure that balances and coordinates the decision-making powers, supervisory powers and operating powers, to act with honesty and integrity, and to comply with the law and operate in accordance with the law.

Over the past years, the Company’s Board has pursuant to the development needs formulated and implemented the Rules and Procedures of the Board of Directors Meetings; the Rules and Procedures of the Supervisory Committee Meetings; the Detailed Rules on the Work of the General Manager; the Detailed Rules on the Work of the Strategy Committee of the Board of Directors; the Detailed Rules on the Work of the Audit Committee of the Board of Directors; the Detailed Rules on the Work of the Nomination Committee of the Board of Directors; the Detailed Rules on the Work of the Remuneration and Appraisal Committee of the Board of Directors; the System on Work of Independent Directors, the System on Work of Independent Directors on the annual report and the Work Regulations on Annual Report for the Audit Committee, and amended the Articles of Association according to the applicable laws and the Company’s need.

(2)	Enhancing and improving the information disclosure system

The Company stresses on the importance of external information disclosure. The Company has established the Information Disclosure Committee which comprises the Vice President, the Chief Accountant, securities representatives and responsible persons of each functional department, and is responsible for examining the Company’s regular reports. The Company has implemented the system of holding regular information disclosure meetings every Mondays chaired by the Vice President and the Chief Accountant who will report on the Company’s important matters of the week, thereby warranting the Company’s performance of the relevant information disclosure obligations. The Company has successively formulated and implemented the relevant information disclosure system, and has made timely amendments thereto according to regulatory requirements. The current systems which have been implemented include the Measures on Information Disclosure Management, the Measures on Investor Relations Management, the Detailed Rules on the Work of the Information Disclosure Committee, the Measures on Work Management of Securities Finance and Capital Operation, Rules of Procedures for the Shareholders’ Meetings and the Rules on the Management of the Shares held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. and other regulations. Relevant departments of the Company compiled answers (and subsequent updates) to questions regarding the hot topics of market concerns, and the Company’s production, operation and operating results in a timely manner. The replies shall become the basis of external communication after being approved by the Company’s management and the authorized representatives of the Information Disclosure Committee. Also, the Company engages professional personnel to conduct specialised training for the staff of the Company who are responsible for information disclosure on an irregular basis in order to continuously enhance their level of professionalism.

(3)	Regulating financial management system, strengthening internal control

The credibility of a listed company, to a large extent, relates to the quality of the preparation of financial statements and a regulated operation of financial activities. In order to regulate its financial management, the Company has completed a large amount of specific and detailed work, including:

1.
In order to strictly implement the accounting rules, accounting standards and accounting systems, to strengthen accounting and accounts supervision, and to truthfully and fairly reflect the financial position, operating results and cash flow, the Company has compiled the Measures on Accounting, the Measures on Construction Accounting, the Guidelines on Infrastructure Construction Accounting and Auditing, the Measures on Fixed Assets Management, Lists of Fixed Assets and the Measures on Cost Management. The Company’s Board, the Supervisory Committee and the Audit Committee have examined the Company’s financial reports on a regular basis and the Company has fulfilled the requirements of making the Chairman, the President and the Chief Accountant responsible for the truthfulness and completeness of the financial reports.

2.
In order to safeguard the independence of the listed company, the Company maintained the separation of personnel in organizational structure and specifically established the relevant institutions responsible for the entrusted business so that the Company may realize the complete separation of the listed company and the controlling shareholder in terms of personnel, assets and finances according to the laws and regulations of the State and the requirements of regulatory rules.

3.
Since 2003, the Company has initiated a comprehensive plan to enhance internal control, in order to establish a sound internal control system for the Company, to achieve an efficient operating effect for ensuring the reliability of financial reports, and to effectively enhance the capability of risk prevention. For the past seven years, the Company has established an internal control strategic plan and highlighted the targets for internal control. By promoting the internal control, the Company’s development capability, competitive edges and risk resistance ability have been further enhanced. The Company has realised its strategic targets, established a system for internal control and reinforced the work requirements for internal control systems for the corporate level, the branch level and the power plants level. Based on the COSO control framework, the Company has established an internal control procedure that was consistent with the management features of the Company, and has designed and promulgated the internal control handbook which was identified as having the highest authority to govern the Company’s internal management issues. The Company has insisted on organising various self-assessments on internal control every year, discovering control deficiencies and implementing rectifications in time. The Company also held all-rounded internal publicity and training on the philosophy and knowledge for internal control.

Based on a comprehensive assessment, the management believes that the improvement work to the Company’s internal control system and procedure is effective. These improvement measures have effectively enhanced efficiency regarding the internal control over financial reporting.

4.
In regard to fund management, the Company has successfully formulated a number of management measures including the Measures on Financial Management, the Interim Measures on the Management of the Income and Expenditure of the Funds and the relevant examination measures, the Measures on Management of Fund Raising and the Measures on the Management of Bills of Exchange. The Company’s Articles of Association also set out provisions relating to loans, guarantees and investment. In the annual reports of the Company over the previous years, the Company has engaged certified accountants to conduct auditing on the use of funds by the controlling shareholders and other related parties, and issue specific statements according to the requirements of the CSRC and the Shanghai Stock Exchange for confirmation that there has not been any violation of rules relating to the use of funds. Moreover, the Company also conducted checking and clearing with related parties on a quarterly basis in relation to the operational fund transfers in order to ensure the safety of funds. At the same time, the Company has reported the fund use position each quarter to the Beijing Securities Regulatory Bureau of CSRC and urged itself to comply with the relevant requirements at any time.

The above systems and measures have formed a sound management framework for our production and operation. The timely formulation and strict implementation of the above systems ensures an on-going standardization of operations of the Company and a gradual enhancement of corporate management quality. Besides the various awards disclosed in the annual report 2009, in the selection campaign of the Corporate Governance Asia magazine, which has just come to the end, the Company has been awarded the "The Sixth Asia Corporate Governance Recognition Award", and hence establishes a good overall image for the Company in both the domestic and international capital markets.

(b)	Securities Transactions by Directors

As the Company is listed on three jurisdictions, the Company has strictly complied with the relevant binding clauses on securities transactions by directors imposed by the regulatory authorities of the US, Hong Kong and China and we insist on the principle of complying with the strictest clause, which is, implementing the strictest clause among three places. We have adopted a set of standards not less exacting than the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix 10 to the Listing Rules as the model code for securities dealings by directors of the Company, namely, Management Rules regarding the Company’s Securities Information and Trading. The Company has also formulated and implemented the Management Rules in respect of the Shares of the Company held by the Directors, Supervisors and Senior Management of Huaneng Power International, Inc. The model codes for the trading of securities by the Company’s directors include: trading the Company’s shares strictly in accordance with the stipulations under the Companies Law and relevant regulations, prohibiting those who are in possession of securities transaction insider information using insider information in securities trading; and setting out detailed rules for those who are in possession of insider information. Following a specific enquiry on all the directors and senior management of the Company, all the directors and senior management currently do not hold any shares in the Company and there is no material contract in which the directors and senior management directly or indirectly have material interests.

(c)	Board of Directors

The Company’s Board of Directors comprised 15 members. Mr. Cao Peixi acted as Chairman, and Mr. Huang Long as Vice Chairman of the Board. The Executive Directors of the Company are Mr. Cao Peixi (Chairman), Mr. Liu Guoyue (President) and Mr. Fan Xiaxia (Vice President); other Non-executive Directors are Mr. Huang Long, Mr. Wu Dawei, Mr. Huang Jian, Mr. Shan Qunying, Mr. Xu Zujian, Ms. Huang Mingyuan and Mr. Liu Shuyuan. The Company has five Independent Non-executive Directors, accounting for one-third of the members of the Company’s Board of Directors, namely, Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng.

Details of the attendance of directors at the board meetings are as follows:

Name	Number of meetings to be attended	Number of meetings attended in person	Number of meetings attended by proxy	Rate of Attendance in person
				(%)

Executive Directors
Cao Peixi	5	4	1	80% (Attendance by proxy rate: 20%)
Liu Guoyue	5	5	0	100%
Fan Xiaxia	5	5	0	100%

Non-executive Directors
Huang Long	5	5	0	100%
Wu Dawei	5	5	0	100%
Huang Jian	5	5	0	100%
Shan Qunying	5	5	0	100%
Xu Zujian	5	5	0	100%
Huang Mingyuan	5	5	0	100%
Liu Shuyuan	5	3	2	60% (Attendance by proxy rate: 40%)

Independent Non-executive Directors
Liu Jipeng	5	5	0	100%
Yu Ning	5	4	1	80% (Attendance by proxy rate: 20%)
Shao Shiwei	5	5	0	100%
Zheng Jianchao	5	3	2	60% (Attendance by proxy rate: 40%)
Wu Liansheng	5	4	1	80% (Attendance by proxy rate: 20%)

As stated in the previous Corporate Governance Reports, the Company’s Articles of Association set out in detail the duties and operational procedures of the Board (please refer to the Company’s Articles of Association for details). The Board of the Company holds regular meetings to hear the reports on the Company’s operating results and makes timely decisions. Material decisions on operation shall be discussed and approved by the Board. Ad hoc meetings may be held if necessary. Board meetings include regular meetings and ad hoc meetings. Regular meetings of the Board include: annual meetings, half-yearly meetings, first quarterly meetings and third quarterly meetings.

All arrangements for regular meetings have been notified to all directors at least 14 days in advance and the Company has ensured that each director thoroughly understood the agenda of the meeting and fully expressed his/her opinions, while all Independent Non-executive Directors expressed their independent directors’ opinions on their respective duties. Minutes have been taken for all the meetings and filed at the Office of the Board of Directors of the Company.

Moreover, the Independent Directors of the Company have submitted their annual confirmation letters of 2009 in relation to their independence according to the requirements of the Listing Rules.

Apart from regular and ad hoc meetings, the Board obtained information through the Chairman Office in a timely manner in order to monitor the objectives and strategies of the management, the Company’s financial position and operating results and terms and conditions of material agreements.

During the period when the Board was not in session, the Chairman, together with the Vice Chairman, discharged part of the duties of the Board of Directors, including (1) to examine and approve the proposals in respect of establishing or cancelling development and construction projects; (2) to examine and approve proposals of the President in relation to the appointment, removal and transfer of managers of various departments of the Company and managers of external branches; (3) to examine and approve plans on the use of significant funds; (4) to examine and approve proposals on the establishment or cancellation of branch companies or branch organs; and (5) to examine and approve other major issues.

The management of the Company shall be in charge of the production and operational management of the Company according to the Articles of Association. It shall implement annual operation plans and investment proposals and formulate the Company’s management rules.

The Chairman of the Company shall sign the management authorization letter with the President of the Company, and confirm the respective authorities and duties of the Board and senior management. The Company’s senior management reports on the actual implementation of various authorizations each year.

(d)	Chairman and President

The Company shall have a Chairman and a President who shall perform their duties respectively according to the Articles of Association. During the reporting period, Mr. Cao Peixi acts as Chairman of the Board and Mr. Liu Guoyue acts as President of the Company.

The division of duties of the Board and the senior management remained the same as disclosed in the Corporate Governance Report of 2009.

(e)	Non-executive Directors

According to the provisions of the Articles of Association, the term of office of each member of the Board of the Company shall not exceed three years (including three years) and the members may be eligible for re-election. However, the term of office of Independent Non-executive Directors shall not exceed six years (including six years) according to the related provisions of the CSRC.

The respective terms of office of the Non-executive Directors are as follows:

Name of Non-executive Directors	Term of office

Huang Long	13 May 2008 - May 2011
Wu Dawei	13 May 2008 - May 2011
Huang Jian	27 August 2008 - May 2011
Shan Qunying	13 May 2008 - May 2011
Xu Zujian	13 May 2008 - May 2011
Huang Mingyuan	13 May 2008 - May 2011
Liu Shuyuan	13 May 2008 - May 2011

(f)	Directors’ Remuneration

According to the provisions of the relevant laws of the PRC and the Articles of Association, the Board of the Company has established the Remuneration and Appraisal Committee mainly responsible for studying the appraisal standards of the directors and senior management personnel of the Company, conducting appraisals and making proposals; responsible for studying and examining the remuneration policies and proposals of the directors and senior management personnel of the Company; and to be accountable to the Board. As the Executive Directors of the Company are also the senior management of the Company, their performance appraisals were reflected in the appraisal of the senior management by the Board of Directors. During the reporting period, Mr. Liu Guoyue and Mr. Fan Xiaxia received salary from the Company as Executive Directors. Their salaries were recorded in the annual total remuneration and determined in accordance with the Company’s internal pay scale. The total remuneration, after examined by the Remuneration and Appraisal Committee, was then submitted to the Board of Directors. The Executive Directors have entered into the director service contracts in compliance with the requirements of the Stock Exchange using the template set out by the Hong Kong Stock Exchange.

Members of the Sixth Session of the Remuneration and Appraisal Committee comprised seven directors. Members of the Remuneration and Appraisal Committee were Mr. Liu Jipeng, Mr. Liu Guoyue, Mr. Xu Zujian, Mr. Liu Shuyuan, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng, of whom Mr. Liu Jipeng, Mr. Shao Shiwei, Mr. Zheng Jianchao and Mr. Wu Liansheng were Independent Non-executive Directors. Mr. Liu Jipeng acted as Chief Member of the Remuneration and Appraisal Committee.

The operation of the Remuneration and Appraisal Committee under the Board of Directors did properly follow the Detailed Rules on the Work of the Remuneration and Appraisal Committee. The Remuneration and Appraisal Committee of the Sixth Session of the Board of Directors convened a meeting on 22 March 2010, at which the 2010 Report of Total Wage Expenses was reviewed and approved the Company’s arrangement for the total wage in 2010.

During the reporting period, the attendance of meetings of the Remuneration and Appraisal Committee of the Company’s Board was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Remuneration and Appraisal Committee of the Sixth Session of the Board in 2010	22 March 2010	Liu Guoyue, Xu Zujian, Shao Shiwei, Wu Liansheng	Liu Jipeng, Liu Shuyuan, Zheng Jianchao

(g)	Nomination of Directors

According to the relevant laws of the PRC and the relevant provisions of the Articles of Association, the Board of the Company has established the Nomination Committee. The Committee is mainly responsible for studying the selection standards and procedures for candidates for directors and senior management personnel of the Company according to the directors’ qualifications under the Companies Law and Securities Law and the needs of the operational management of the Company, and making proposals thereon to the Board; searching for qualified candidates for directors and suitable persons for senior management personnel on a wide basis; and examining the candidates for directors and suitable persons for senior management personnel and making proposals thereon. Currently, the nomination of the candidates of directors of the Company is made by the shareholders. The nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors. The President of the Company was appointed by the Board and the candidates for the Vice President and management were nominated by the President. Such nominations, after examination of the relevant qualification by the Nomination Committee, will be submitted to the Board of Directors.

Members of the Sixth Session of the Nomination Committee were Mr. Shao Shiwei, Mr. Fan Xiaxia, Mr. Shan Qunying, Ms. Huang Mingyuan, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Wu Liansheng, of whom Mr. Shao Shiwei, Mr. Liu Jipeng, Mr. Yu Ning and Mr. Wu Liansheng were Independent Non-executive Directors. Mr. Shao Shiwei acted as the Chief Member of the Nomination Committee.

(h)	Appointment of Auditors

PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian CPAs Limited Company were appointed respectively as the international and domestic auditors of the Company for 2010.

(i)	Audit Committee

According to the requirements of the regulatory authorities of the jurisdictions where the Company is listed and the relevant provisions of the Articles of Association, the Board of Directors of the Company has established the Audit Committee mainly responsible for: assisting the Board of Directors in the supervision of (1) the accuracy of the Company’s financial statement; (2) the Company’s compliance with laws and regulations; (3) the qualification and independence of the Company’s independent auditors; and (4) the performance of the Company’s independent auditors and internal auditing departments.

Members of the Sixth Session of the Audit Committee comprised five directors, namely, Mr. Wu Liansheng, Mr. Liu Jipeng, Mr. Yu Ning, Mr. Shao Shiwei and Mr. Zheng Jianchao; all the above members are Independent Non-executive Directors. Mr. Wu Liansheng acted as Chief Member of the Audit Committee.

During the reporting period, the Audit Committee has held four meetings. As per Audit Committee’s duties, the Audit Committee interviewed with the Company’s counsels, external auditors, management and the relevant departments separately and exchange ideas and communicated with them. With the understandings on the applicable laws and regulations of those jurisdictions in which the shares of the Company are listed, anti-fraud position in the Company, recruitment of staff, implementation and execution of internal control mechanism and audit work carried out by external auditors, the external auditors has rendered their views and opinion and made certain proposals. During the meetings, the following resolutions of the Company have been passed: the brief report of complaints handling for 2009, the employment report, the audit working report of the Audit Department in 2009, the working plan and budget for auditing in 2010, the monitoring report of the internal control and self-evaluation for 2009, the evaluation report of fraud risk for 2009, the self-evaluation report of internal control for 2009, the results of financial auditing for 2009, the results of internal control auditing for 2009, the 2010 budget report, the 2009 financial statements, the 2009 profit distribution proposal, the proposal on appointment of external auditors for 2010, the external auditor’s review for the first quarter of 2010 and the report of auditing and relevant matters for 2010, the report of internal control for the first quarter of 2010, the financial report for the first quarter of 2010, the resolution regarding the amendment of Measures Regarding Telephone Reporting and Mailbox Management of Huaneng Power International, Inc., the explanation submitted by the Risk Management Office regarding the Report on Classification, Prevention and Control Measures on Risk for 2010, the audit working report of the Audit Department for the first half of 2010, the report of internal control for the second quarter of 2010, the review of interim report for 2010 and the explanation of the interim financial report for 2010.

During the reporting period, the attendance of meetings of members of the Audit Committee was as follows:

Name of meeting	Date of meeting	Members who attended the meeting in person	Members who attended the meeting by proxy

First meeting of the Audit Committee of the Sixth Session of the Board in 2010	9 February 2010	Wu Liansheng, Liu Jipeng, Yu Ning, Shao Shiwei, Zheng Jianchao

Second meeting of the Audit Committee of the Sixth Session of the Board in 2010	22 March 2010	Wu Liansheng, Liu Jipeng, Yu Ning, Shao Shiwei	Zheng Jianchao

Third meeting of the Audit Committee of the Sixth Session of the Board in 2010	19 April 2010	Wu Liansheng, Liu Jipeng, Yu Ning, Shao Shiwei, Zheng Jianchao

Fourth meeting of the Audit Committee of the Sixth Session of the Board in 2010	9 August 2010	Liu Jipeng, Shao Shiwei,	Wu Liansheng, Yu Ning, Zheng Jianchao

(j)	Responsibility statement by the directors in relation to the financial statements

The Directors confirm that they shall assume the relevant responsibility in relation to the preparation of the financial statements of the Company, ensure that the preparation of the financial statements of the Company complies with the relevant laws and regulations and the applicable accounting standards and also warrant that the financial statements of the Company will be published in a timely manner.

(k)	Shares held by senior management

As at 30 June 2010, none of the senior management of the Company holds shares in the Company.

(l)	Strategy Committee

For compliance with the relevant requirements of the regulations in the jurisdictions where the shares of the Company are listed as well as the Articles of Association of the Company, the Board has established a Strategy Committee with the following key responsibilities: (1) reviewing and advising on the Company’s long-term strategic development plan; (2) reviewing and advising on the major fund raising proposals that need to be approved by the Board; (3) reviewing and advising on the major production and operating projects that need to be approved by the Board; (4) studying and advising on the matters that would significantly affect the development of the Company; (5) examining the implementation of the above-mentioned matters; and (6) attending those matters at the request of the Board.

Members of the Sixth Session of the Strategy Committee comprised seven directors, namely, Mr. Huang Long, Mr. Wu Dawei, Mr. Huang Jian, Mr. Liu Guoyue, Mr. Fan Xiaxia, Mr. Shao Shiwei and Mr. Zheng Jianchao, of whom Mr. Shao Shiwei and Mr. Zheng Jianchao were Independent Non-executive Directors. Mr. Huang Long acted as Chief Member of the Strategy Committee.

On 14 January 2010, the Strategy Committee convened a meeting and considered and approved the Proposal regarding the Scheme for Non-public Issue of A Shares and the Non-public Issue of H Shares of Huaneng Power International, Inc., which was submitted to the Board of Directors for approval.

On 17 May 2010, the Strategy Committee considered and approved the Report on Classification, Prevention and Control Measures on Risk of Huaneng Power International, Inc. in 2010 which was submitted to the Audit Committee of the Board of the Company on 9 August 2010.

REVIEW BY THE AUDIT COMMITTEE

The interim results of 2010 have been reviewed by the Audit Committee of the Company.

LEGAL PROCEEDINGS

As at 30 June 2010, the Company was not involved in any material litigation or arbitration and no material litigation or claim was pending or threatened against or by the Company as far as the Company is aware.

DOCUMENTS FOR INSPECTION

Besides this announcement, the interim report for 2010 of the Company containing all the information required by the Listing Rules will be published on the Hong Kong Stock Exchange’s website in due course. The Company will also file the interim report in Form 6-K with the US Securities and Exchange Commission. Copies of the interim report for 2010 will be available at the following addresses and websites:

PRC	Huaneng Power International, Inc.
Huaneng Building
4 Fuxingmennei Street
Xicheng District
Beijing
The People’s Republic of China

Telephone Number:(8610) 6322 6999
Fax Number:(8610) 6641 2321
Postal code:100031

Hong Kong	Wonderful Sky Financial Group Limited
Unit 3102-05, 31/F., Office Tower,
Convention Plaza, 1 Harbour Road,
Wanchai, Hong Kong

Tel: (852) 2851 1038
Fax: (852) 2815 1352

Websites of the Company	http://www.hpi.com.cn;
http://www.hpi-ir.com.hk

By Order of the Board
Cao Peixi
Chairman

As at the date of this announcement, the directors of the Company are:

Cao Peixi	Liu Jipeng
(Executive Director)	(Independent Non-executive Director)
Huang Long	Yu Ning
(Non-executive Director)	(Independent Non-executive Director)
Wu Dawei	Shao Shiwei
(Non-executive Director)	(Independent Non-executive Director)
Huang Jian	Zheng Jianchao
(Non-executive Director)	(Independent Non-executive Director)
Liu Guoyue	Wu Liansheng
(Executive Director)	(Independent Non-executive Director)
Fan Xiaxia
(Executive Director)
Shan Qunying
(Non-executive Director)
Xu Zujian
(Non-executive Director)
Huang Mingyuan
(Non-executive Director)
Liu Shuyuan
(Non-executive Director)

Beijing, the PRC
11 August 2010

HUANENG POWER INTERNATIONAL, INC. AND ITS SUBSIDIARIES

A.	CONDENSED CONSOLIDATED INTERIM BALANCE SHEET (UNAUDITED)
AS AT 30 JUNE 2010
(Amounts expressed in thousands of RMB)

	Note	As at 30 June 2010	As at 31 December 2009

ASSETS

Non-current assets
Property, plant and equipment		144,573,524	140,777,336
Investments in associates		10,110,986	9,568,576
Available-for-sale financial assets		2,343,010	2,555,972
Land use rights		3,782,794	3,843,719
Power generation licence		3,877,750	3,898,121
Deferred income tax assets		614,058	374,733
Derivative financial assets		—	44,863
Goodwill		11,554,482	11,610,998
Other non-current assets		1,029,069	1,023,096

Total non-current assets		177,885,673	173,697,414

Current assets
Inventories		5,211,687	4,083,986
Other receivables and assets		7,020,001	4,468,940
Accounts receivable	4	10,397,112	10,042,903
Derivative financial assets		7,496	141,886
Bank balances and cash		6,043,303	5,452,050

Total current assets		28,679,599	24,189,765

Total assets		206,565,272	197,887,179

	Note	As at 30 June 2010	As at 31 December 2009

EQUITY AND LIABILITIES

Capital and reserves attributable to equity holders of the Company
Share capital		12,055,383	12,055,383
Capital surplus		9,476,712	10,041,203
Surplus reserves		6,604,200	6,096,100
Currency translation differences		(399,628)	(362,067)
Retained earnings
— Proposed dividend		—	2,531,631
— Others		13,189,877	11,761,933

		40,926,544	42,124,183

Non-controlling interests		8,447,655	8,523,937

Total equity		49,374,199	50,648,120

Non-current liabilities
Long-term loans		73,486,833	71,266,755
Long-term bonds	6	13,815,450	13,800,115
Deferred income tax liabilities		1,851,489	1,839,362
Derivative financial liabilities		155,263	850
Other non-current liabilities		717,014	750,369

Total non-current liabilities		90,026,049	87,657,451

Current liabilities
Accounts payable and other liabilities	7	15,669,117	14,524,620
Taxes payables		663,929	650,800
Dividends payable	5	2,652,217	20,734

	Note	As at 30 June 2010	As at 31 December 2009

Salary and welfare payables		278,755	290,527
Derivative financial liabilities		136,936	13,403
Short-term bonds	8	5,022,316	10,101,460
Short-term loans		36,979,440	24,729,816
Current portion of long-term loans		5,762,314	9,250,248

Total current liabilities		67,165,024	59,581,608

Total liabilities		157,191,073	147,239,059

Total equity and liabilities		206,565,272	197,887,179

B.	CONDENSED CONSOLIDATED INTERIM STATEMENT OF
COMPREHENSIVE INCOME (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2010
(Amounts expressed in thousands of RMB, except per share data)

		For the six months ended 30 June
	Note	2010	2009

Operating revenue	3	48,853,859	33,609,727
Sales tax		(61,986)	(79,006)

Operating expenses
Fuel		(31,748,648)	(20,035,830)
Maintenance		(960,464)	(764,821)
Depreciation		(5,226,172)	(4,101,086)
Labor		(1,818,990)	(1,561,956)
Service fees on transmission and transformer facilities of HIPDC		(70,386)	(70,386)
Purchase of electricity		(2,683,066)	(1,553,600)
Others		(2,068,774)	(1,738,875)

Total operating expenses		(44,576,500)	(29,826,554)

Profit from operations		4,215,373	3,704,167

Interest income		26,826	35,193

Financial expenses, net
Interest expense		(2,498,136)	(2,238,470)
Exchange gain and bank charges, net		188,722	(5,822)

Total financial expenses, net		(2,309,414)	(2,244,292)

Share of profits of associates		378,064	385,642
Gain / (Loss) from fair value change		12,140	(32,498)
Investment income		55,017	—

		For the six months ended 30 June
	Note	2010	2009

Profit before income tax expense	10	2,378,006	1,848,212
Income tax expense	11	(422,103)	(54,531)

Profit for the period		1,955,903	1,793,681

Other comprehensive (loss) / income for the period, net of tax

Available-for-sale financial asset fair value changes		(159,722)	828,055
Proportionate share of other comprehensive income of investee measured using the equity method of accounting		(27,083)	6,520
Cash flow hedges		(377,686)	606,371
Currency translation differences		(37,804)	(22,556)

Other comprehensive (loss) / income for the period, net of tax		(602,295)	1,418,390

Total comprehensive income for the period		1,353,608	3,212,071

Profit / (Loss) attributable to:
— Equity holders of the Company		1,932,463	1,870,377
— Non-controlling interests		23,440	(76,696)

		1,955,903	1,793,681

Total comprehensive income /

		For the six months ended 30 June
	Note	2010	2009

(loss) attributable to:
— Equity holders of the Company		1,330,411	3,289,054
— Non-controlling interests		23,197	(76,983)

		1,353,608	3,212,071

Dividends paid	5	—	341,633

Earnings per share for profit attributable to the equity holders of the Company (expressed in RMB per share)
— Basic and diluted	12	0.16	0.16

C.	NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED INTERIM
FINANCIAL INFORMATION
(Amounts expressed in thousands of RMB unless otherwise stated)

	1.	BASIS OF PREPARATION

This unaudited condensed interim consolidated financial information for the six months ended 30 June 2010 have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting". This unaudited condensed consolidated interim financial information should be read in conjunction with the annual financial statements for the year ended 31 December 2009, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") promulgated by the International Accounting Standards Board (the "IASB").

As at and for the six months ended 30 June 2010, a portion of the Company and its subsidiaries’ funding requirements for capital expenditures were partially satisfied by short-term financing. Consequently, as at 30 June 2010, the Company and its subsidiaries have a negative working capital balance of approximately RMB 38.5 billion. Taking into consideration of the expected operating cash flows of the Company and its subsidiaries and the undrawn available banking facilities, the Company and its subsidiaries will refinance and / or restructure certain short-term borrowings into long-term borrowings and also consider alternative sources of financing, where applicable. Therefore, the directors of the Company are of the opinion that the Company and its subsidiaries will be able to meet its liabilities as and when they fall due within the next twelve months and have prepared this unaudited condensed consolidated interim financial information on a going concern basis.

2.	PRINCIPAL ACCOUNTING POLICIES

Except as described below, the principal accounting policies adopted are consistent with those applied in the annual financial statements for the year ended 31 December 2009 described in those annual financial statements.

The Company and its subsidiaries have adopted the following amendments to standards in 2010.

•
IAS 17 (Amendment), ‘Leases’. The amendment deleted the specific guidance regarding classification of leases of land, so as to eliminate inconsistency with the general guidance on lease classification. As a result, leases of land should be classified as either finance or operating using the general principles of IAS 17. The Company and its subsidiaries have land use rights in both the PRC and Singapore. Based on assessments, land use rights located in the PRC are classified as operating leases while land use rights located in Singapore are classified as finance leases. All of the land use rights are amortized or depreciated over time using straight-line method.

•
IAS 24 (Revised), ‘Related party disclosures’. This revised standard introduces a partial exemption from the disclosure requirements of IAS 24 for transactions with government-related entities. Those disclosures are replaced with requirements to disclose the name of related government and the nature of its relationship with the Company and its subsidiaries, the nature and amount of any individually-significant transactions, and qualitative or quantitative disclosures for collectively-significant transactions. The Company and its subsidiaries have elected to early adopt the partial exemption described above from 1 January 2010.

•
IAS 27 (Revised), ‘Consolidated and separate financial statements’. The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value and a gain or loss is recognized in profit and loss. The Company and its subsidiaries apply this standard prospectively to transactions with non-controlling interests from 1 January 2010 onwards.

•
IAS 38 (Amendment), ‘Intangible Assets’. The amendment clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination when it is not traded in an active market. It also permits the grouping of intangible assets as a single asset if each asset has similar economic useful lives. The Company and its subsidiaries apply this amendment prospectively to all business combinations from 1 January 2010 onwards.

•
IFRS 3 (Revised), ‘Business combinations’. The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the consolidated statement of comprehensive income. It clarifies the reassessment requirements on acquisition date should there be any hedging arrangements existed in the acquirees. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interests in the acquiree either at fair value or at the non-controlling interests’ proportionate shares of the acquiree’s net assets. All acquisition-related costs should be expensed. Contingent liabilities assumed in a business combination are recognized at the acquisition date even if it is not probable that an outflow of resources embodying economic benefits will be required settle the obligation. After the date of the business combination, contingent liabilities are re-measured at the higher of the original amount and the amount under the relevant standard, IAS 37. The Company and its subsidiaries apply this standard prospectively to all business combinations from 1 January 2010 onwards.

•
IFRS 5 (Amendment), ‘Non-current assets held for sale and discontinued operations’. The amendment provides clarification that IFRS 5 specifies the disclosures required in respect of non-current assets (or disposal groups) classified as held for sale or discontinued operations. It clarifies that all assets and liabilities of a subsidiary are classified as held for sale if a partial disposal sale plan results in loss of control, and relevant disclosure should be made for this subsidiary if the definition of a discontinued operation is met. The amendment also clarifies that the general requirement of IAS 1 still apply, particularly paragraph 15 (to achieve a fair presentation) and paragraph 125 (sources of estimation uncertainty) of IAS 1. The Company and its subsidiaries apply IFRS 5 (amendment) from 1 January 2010 onwards.

3.	REVENUE AND SEGMENT INFORMATION

Revenues recognized during the period are as follows:

	For the period ended 30 June
	2010	2009

Sales of power and heat	48,296,467	33,301,437
Port service	104,440	125,358
Others	452,952	182,932

Total	48,853,859	33,609,727

Directors and certain senior management of the Company perform the function as chief operating decision makers (collectively referred to as the "senior management"). The senior management reviews the internal reporting of the Company and its subsidiaries in order to assess performance and allocate resources. The Company has determined the operating segments based on these reports. Currently, the operating segments of the Company were grouped into power segment and other segment (port operations).

Senior management assesses the performance of the operating segments based on a measure of profit / (loss) before income tax expense under China Accounting Standard for Business Enterprises ("PRC GAAP") in related periods excluding dividend income received from available-for-sale financial assets and operating results of those centrally managed and resource allocation functions in headquarters. Other information provided, except as noted below, to the senior management of the Company is also measured under PRC GAAP.

Segment assets exclude prepaid income tax, deferred income tax assets, available-for-sale financial assets and its related dividends receivable and assets related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment ("corporate assets"). Segment liabilities exclude current income tax liabilities, deferred income tax liabilities and liabilities related to those centrally managed and resource allocation functions in headquarters that are not attributable to any operating segment ("corporate liabilities"). These are part of the reconciliation to total balance sheet assets and liabilities.

All sales among the operating segments were performed at market price or close to market price, and have been eliminated as internal transactions when preparing unaudited condensed consolidated interim financial information.

(Under PRC GAAP)

	Power segment	Other segment	Total

For the period ended 30 June 2010
Total segment revenue	48,749,419	203,815	48,953,234
Inter-segment revenue	—	(99,375)	(99,375)

Revenue from external customers	48,749,419	104,440	48,853,859

Segment results	2,640,040	50	2,640,090

Interest income	26,722	104	26,826
Interest expense	(2,354,937)	(19,683)	(2,374,620)
Depreciation and amortization	(5,132,950)	(24,798)	(5,157,748)
Net gain on disposal of property, plant and equipment	8,596	—	8,596
Share of profits of associates	338,367	—	338,367
Income tax expense	(457,452)	(13)	(457,465)

For the period ended 30 June 2009
Total segment revenue	35,468,870	212,251	35,681,121
Inter-segment revenue	—	(86,893)	(86,893)

Revenue from external customers	35,468,870	125,358	35,594,228

Segment results	2,018,166	7,918	2,026,084

Interest income	37,123	605	37,728
Interest expense	(2,254,002)	(21,050)	(2,275,052)
Depreciation and amortization	(4,528,649)	(22,992)	(4,551,641)

	Power segment	Other segment	Total

Net gain on disposal of property, plant and equipment	14,460	—	14,460
Share of profits of associates	345,425	—	345,425
Income tax expense	(72,445)	(1,682)	(74,127)

30 June 2010
Segment assets	194,739,502	1,554,786	196,294,288

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	9,134,096	1,138	9,135,234
Investments in associates	9,239,037	—	9,239,037
Segment liabilities	(144,391,077)	(830,212)	(145,221,289)

31 December 2009
Segment assets	188,444,809	1,517,972	189,962,781

Including:
Additions to non-current assets (excluding financial assets and deferred income tax assets)	27,563,073	36,967	27,600,040
Investments in associates	8,715,779	—	8,715,779
Segment liabilities	(137,099,373)	(792,750)	(137,892,123)

A reconciliation of revenue from external customers to operating revenue is provided as follows:

	For the six months ended 30 June
	2010	2009

Revenue from external customers (PRC GAAP)	48,853,859	35,594,228
Reconciling item:
Impact of business combinations under common control*	—	(1,984,501)

Operating revenue per consolidated statement of comprehensive income	48,853,859	33,609,727

A reconciliation of segment results to profit before income tax expense is provided as follows:

	For the six months ended 30 June
	2010	2009

Segment results (PRC GAAP)	2,640,090	2,026,084
Reconciling items:
Operating loss of the headquarters	(87,369)	(20,692)
Investment income from China Huaneng Finance Co., Ltd. ("Huaneng Finance")	32,400	48,697
Impact of business combination under
common control*	—	(47,371)
Impact of other IFRS adjustments**	(207,115)	(158,506)

Profit before income tax expense per consolidated statement of comprehensive income	2,378,006	1,848,212

Reportable segments’ assets are reconciled to total assets as follows:

	As at 30 June 2010	As at 31 December 2009

Total segment assets (PRC GAAP)	196,294,288	189,962,781

Reconciling items:
Investment in Huaneng Finance	598,102	570,917
Deferred income tax assets	713,449	547,664
Prepaid income tax	40,288	40,815
Available-for-sale financial assets and its
related dividends receivable	2,406,588	2,555,972
Corporate assets	2,683,678	318,977
Impact of IFRS adjustments**	3,828,879	3,890,053

Total assets per consolidated balance sheet	206,565,272	197,887,179

Reportable segments’ liabilities are reconciled to total liabilities as follows:

	As at 30 June 2010	As at 31 December 2009

Total segment liabilities (PRC GAAP)	(145,221,289)	(137,892,123)
Reconciling items:
Current income tax liabilities	(248,479)	(292,509)
Deferred income tax liabilities	(1,360,440)	(1,386,493)
Corporate liabilities	(8,276,141)	(5,709,119)
Impact of IFRS adjustments**	(2,084,724)	(1,958,815)

Total liabilities per consolidated balance sheet	(157,191,073)	(147,239,059)

Other material items:

	Reportable segment total	Headquarters	Investment income from Huaneng Finance	Impact of business combinations under common control*	Impact of other IFRS adjustments**	Total

For the six months ended 30 June 2010
Interest expense	(2,374,620)	(123,516)	—	—	—	(2,498,136)
Depreciation and
amortization	(5,157,748)	(12,107)	—	—	(156,604)	(5,326,459)
Share of profits
of associates	338,367	—	32,400	—	7,297	378,064
Income tax expense	(457,465)	—	—	—	35,362	(422,103)

For the six months ended 30 June 2009
Interest expense	(2,275,052)	(79,613)	—	116,195	—	(2,238,470)
Depreciation and
amortization	(4,551,641)	(9,918)	—	478,469	(104,664)	(4,187,754)
Share of profits
of associates	345,425	—	48,697	—	(8,480)	385,642
Income tax expense	(74,127)	—	—	(3,626)	23,222	(54,531)

*
Under PRC GAAP, the business combinations under common control are accounted for under merger accounting method; the operating results for all periods presented are retrospectively restated by combining the financial information of the businesses acquired as if they had been combined from the date when the combining entities first came under the control of the controlling party. Therefore, the financial information of business acquired before the acquisition date is shown as the difference between PRC GAAP and IFRS.

**
The GAAP adjustments above were primarily brought forward from prior years. Such differences will be gradually eliminated following subsequent depreciation and amortization of related assets or the extinguishment of liabilities.

Geographical information (Under IFRS):

(i)	External revenue generated from the following countries:

	For the six months ended 30 June
	2010	2009

The PRC	41,596,841	28,937,295
Singapore	7,257,018	4,672,432

	48,853,859	33,609,727

(ii)	Non-current assets (excluding financial assets and deferred income tax assets) are located in the following countries:

	As at 30 June 2010	As at 31 December 2009

The PRC	153,652,343	149,590,150
Singapore	21,111,483	21,056,775

	174,763,826	170,646,925

The information on the portion of external revenue of the Company and its subsidiaries which is generated from sales to major customers of the Company and its subsidiaries at amounts equal to or more than 10% of external revenue is as follows:

	For the six months ended 30 June
	2010		2009
	Amount	Proportion	Amount	Proportion
JiangSu Electric Power Company	6,391,900	13%	4,663,898	14%
ShanDong Electric Power Corporation	5,824,202	12%	4,775,013	14%
ZheJiang Electric Power Corporation	4,186,007	9%	3,627,372	11%

4.	ACCOUNTS RECEIVABLE

Accounts receivable comprised the following:

	As at 30 June 2010	As at 31 December 2009

Accounts receivable	9,810,389	9,717,681
Notes receivable	612,789	351,630

	10,423,178	10,069,311
Less: provision for doubtful accounts	(26,066)	(26,408)

	10,397,112	10,042,903

The Company and its subsidiaries usually grant about one month’s credit period to local power grid customers from the end of the month in which the sales are made except for SinoSing Power and its subsidiaries which credit periods ranged from 5 days to 60 days from the dates of billing.

Ageing analysis of accounts receivable was as follows:

	As at 30 June 2010	As at 31 December 2009

Within 1 year	10,393,131	10,035,455
Between 1 to 2 years	25,453	29,726
Between 2 to 3 years	464	—
Over 3 years	4,130	4,130

	10,423,178	10,069,311

As at 30 June 2010, the maturity period of the notes receivable ranged from 3 months to 6 months (31 December 2009: 3 months to 7 months).

5.	PROFIT APPROPRIATIONS

(a) Dividends

	As at 30 June 2010	As at 31 December 2009

Due to equity holders of the Company*	2,529,375	—
Due to non-controlling interests of
subsidiaries	122,842	20,734

	2,652,217	20,734

*
On 22 June 2010, upon the approval from the annual general meeting of the shareholders, the Company declared 2009 final dividend of RMB 0.21 (2008 final: RMB 0.10) per ordinary share, totaled approximately RMB 2,528 million (2008 final: RMB 1,206 million). For the six months ended 30 June 2010, the Company did not make any dividend payments in that connection (for the six months ended 30 June 2009: approximately RMB 342 million).

	(b)	Surplus reserves

On 22 June 2010, upon the approval from the annual general meeting of the shareholders, the Company appropriated 10% of profit attributable to equity holders of the Company for the year ended 31 December 2009 as determined under the PRC GAAP to the statutory surplus reserve, amounting to RMB 508 million (for the six months ended 30 June 2009: nil).

6.	LONG-TERM BONDS

The Company issued bonds with maturity of 5 years, 7 years and 10 years in December 2007 with face values of RMB 1 billion, RMB 1.7 billion and RMB 3.3 billion bearing annual interest rates of 5.67%, 5.75% and 5.90%, respectively. The total actual proceeds received by the Company were approximately RMB 5.885 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rates of those bonds are 6.13%, 6.10% and 6.17%, respectively. Interest paid per annum during the tenure of the bonds are RMB 57 million, RMB 98 million and RMB 195 million, respectively. As at 30 June 2010, interest payables for these bonds above amounted to approximately RMB 181.36 million (31 December 2009: RMB 6.79 million).

The Company issued bonds with maturity of 10 years in May 2008 with face value of RMB 4 billion bearing annual interest rate of 5.20%. The actual proceeds received by the Company were approximately RMB 3.933 billion. These bonds are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the bonds fall due. The annual effective interest rate of bond is 5.42%. Interest paid per annum during the tenure of the bonds is RMB 208 million. As at 30 June 2010, interest payables for these bonds above amounted to approximately RMB 30.19 million (31 December 2009: RMB 134.19 million).

The Company issued medium-term notes with maturity of 5 years in May 2009 with face value of RMB 4 billion bearing annual interest rate of 3.72%. The actual proceeds received by the Company were approximately RMB 3.940 billion. These notes are denominated in RMB and issued at par. Interest is payable annually while principal will be paid when the notes fall due. The annual effective interest rate of these notes is 4.06%. Interest paid per annum during the tenure of the notes is RMB 149 million. As at 30 June 2010, interest payables for these notes above amounted to approximately RMB 19.16 million (31 December 2009: 94.17 million).

7.	ACCOUNTS PAYABLE AND OTHER LIABILITIES

Accounts payable and other liabilities comprised:

	As at 30 June 2010	As at 31 December 2009

Accounts and notes payable	5,211,671	4,386,461
Other payables and accrued liabilities	10,457,446	10,138,159

	15,669,117	14,524,620

Ageing analysis of accounts and notes payable was as follows:

	As at 30 June 2010	As at 31 December 2009

Within 1 year	5,195,783	4,365,569
Between 1 to 2 years	12,156	5,875
Over 2 years	3,732	15,017

	5,211,671	4,386,461

8.	SHORT-TERM BONDS

The Company issued unsecured short-term bonds amounting to RMB 5 billion bearing annual interest rate of 2.55% on 24 March 2010. Such bonds are denominated in RMB and issued at face value and will mature in 270 days from the issuance date. The annual effective interest rate of these bonds is 3.11%. As at 30 June 2010, interest payables for these bonds above amounted to approximately RMB 34.58 million.

The Company issued unsecured short-term bonds with face values of RMB 5 billion and RMB 5 billion bearing annual interest rates of 1.88% and 2.32% on 24 February 2009 and on 9 September 2009, respectively. Such bonds are denominated in RMB and issued at face value and were mature in 365 days and 270 days from respective issuance dates. The annual effective interest rates of these bonds are 2.29% and 2.87%, respectively. As at 30 June 2010, such short-term bonds were fully repaid on schedule.

9.	ADDITIONAL FINANCIAL INFORMATION ON UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEET

As at 30 June 2010, the net current liabilities of the Company and its subsidiaries amounted to approximately RMB 38,485 million (31 December 2009: RMB 35,392 million). On the same date, total assets less current liabilities were approximately RMB 139,400 million (31 December 2009: RMB 138,306 million).

10.	PROFIT BEFORE INCOME TAX EXPENSE

Profit before income tax expense was determined after charging and (crediting) the following:

	For the six months ended 30 June
	2010	2009

Interest expense on
— loans	2,405,376	2,314,137
— short-term bonds	120,814	170,297
— long-term bonds	367,698	308,393

Total interest expense on borrowings	2,893,888	2,792,827
Less: amounts capitalized in property, plant and equipment	(395,752)	(554,357)

Interest expense charged in statement of comprehensive income	2,498,136	2,238,470
Depreciation on property, plant and equipment	5,226,172	4,106,401
Gains on disposals of property, plant and equipment, net	(8,623)	(13,994)
Amortization on land use rights	58,336	41,719
Amortization on other non-current assets	30,572	39,634
Reversal of provision for doubtful debts	(1,634)	(295)
Bad debts recovery	(31)	(2,623)

11.	INCOME TAX EXPENSE

No Hong Kong profits tax was provided for the six months ended 30 June 2010 (for the six months ended 30 June 2009: nil) as the Company and its subsidiaries had no estimated assessable profit arising in or deriving from Hong Kong.

Income tax expense of the Company and its subsidiaries has been provided on the estimated assessable profit for the period at their prevailing rates of taxation.

Upon the effective of the "Corporate Income Tax Law of the People’s Republic of China" on 1 January 2008, domestic subsidiaries with original applicable tax rate of 33% apply income tax rate of 25% from 1 January 2008 onwards. Domestic entities of the Company and its subsidiaries which originally enjoyed preferential tax treatments will transit to 25% gradually from 1 January 2008 onwards. Pursuant to Guo Fa [2007]39 document, starting from 1 January 2008, entities which originally enjoyed two-year tax exemption and three-year 50% reduction tax treatments, continue to follow the original tax laws, administrative regulations and relevant documents until respective expiration dates. However, those not being entitled to preferential tax treatment as a result of tax losses, the preferential period started from 2008 onwards.

The income tax rate applicable to Singapore subsidiaries is 17% (for the six months ended 30 June 2009: 17%).

For the six months ended 30 June 2010, the weighted average effective tax rate applicable to the Company and its subsidiaries is approximately 17.75% (for the six months ended 30 June 2009: 2.95%). The variation of weighted average effective tax rate was primarily attributable to the utilization of prior year unrecognized tax losses in the same period of last year.

12.	EARNINGS PER SHARE

The basic earnings per share is calculated by dividing the consolidated profit attributable to the equity holders of the Company by the weighted average number of the Company’s outstanding ordinary shares during the period:

	For the six months ended 30 June
	2010	2009

Consolidated profit attributable to equity holders of the Company	1,932,463	1,870,377
Weighted average number of the Company’s outstanding ordinary shares	12,055,383	12,055,383
Basic earnings per share	0.16	0.16

There was no dilutive effect on earnings per share since the Company had no dilutive potential ordinary shares for the six months ended 30 June 2010 and 2009.

13.	EVENTS AFTER REPORTING PERIOD

The Company issued unsecured short-term bonds amounting to RMB 5 billion bearing annual interest rate of 3.20% on 2 July 2010. Such bonds are denominated in RMB and issued at face value and will mature in 365 days from the issuance date.

D.	FINANCIAL INFORMATION EXTRACTED FROM FINANCIAL
STATEMENTS PREPARED UNDER PRC ACCOUNTING STANDARDS
(Amounts expressed in RMB Yuan unless otherwise stated)

	1.	Financial Highlights and Financial Ratios (UNAUDITED)

Item	Unit	As at 30 June 2010			Variance
			As at 31 December 2009
			Restated		(%)

Total assets	Yuan	202,736,391,601	193,997,126,854	193,997,126,854	4.50
Shareholders’ equity attributable to shareholders of the Company	Yuan	39,926,709,711	41,015,519,318	41,015,519,318	-2.65
Net assets per share attributable to shareholders of the Company	Yuan / per share	3.31	3.40	3.40	-2.65

		For the six months ended	For the six months ended 30 June 2009
Item	Unit	30 June 2010			Variance
			Restated		(%)

Operating profit	Yuan	2,380,737,005	1,972,567,479	1,927,426,590	20.69
Profit before taxation	Yuan	2,585,121,031	2,054,089,164	2,006,718,083	25.85
Net profit attributable to shareholders of the Company	Yuan	2,025,963,723	1,972,541,791	1,959,479,637	2.71
Net profit attributable to shareholders of the Company (excluding non-recurring items)	Yuan	1,885,277,491	1,918,704,220	1,920,074,126	-1.74
Basic earnings per share	Yuan / per share	0.17	0.16	0.16	6.25
Basic earnings per share (excluding non-recurring items)	Yuan / per share	0.16	0.16	0.16	0.00
Diluted earnings per share	Yuan / per share	0.17	0.16	0.16	6.25
Return on net assets (weighted average)%		5.01	5.04	5.17	Decreased by 0.03 percent
Net cash flows from operating activities	Yuan	9,038,964,282	7,109,075,474	6,385,193,029	27.15
Net cash flows from operating activities per share	Yuan / per share	0.75	0.59	0.53	27.12

Note:	Formula of key financial ratios:

Basic earnings per share	=	Net profit attributable to shareholders of the Company for the period / Weighted average number of ordinary shares
Return on net assets (weighted average)	=	Net profit attributable to shareholders of the Company for the period / Weighted average shareholders’ equity (excluding minority interests)×100%

2.	Items and Amounts of Non-recurring Items

(Amounts Expressed in RMB Yuan)

Non-recurring items	For the six months ended 30 June 2010

Net loss from disposal of non-current assets	8,596,422
Government grants recorded in the profit and loss	211,248,070
The gain or loss on fair value change of held-for-trading financial assets and liabilities (excluding effective hedging instruments related to operating activities of the Company) and gain or loss on disposal of held-for-trading financial assets and liabilities and available-for-sale financial assets	3,578,740
Reversal of provision for doubtful accounts on receivables tested individually for impairments	(163,077)
Non-operating income and expenses (excluding items above)	(15,460,466)

207,799,689

Impact of Income tax	(30,587,471)

Impact of minority interests (net of tax)	(36,525,986)

140,686,232

3.	INCOME STATEMENTS (UNAUDITED)
FOR THE SIX MONTHS ENDED 30 JUNE 2010
(All amounts are stated in RMB Yuan unless otherwise stated)

				For the six months ended 30 June 2010
				2010	2009	2010	2009
				Consolidated		The Company
					(Restated)

1.	Operating revenue			48,853,858,545	35,594,228,228	24,771,629,684	19,189,602,922
	Less:	Operating cost		(43,286,965,986)	(30,622,135,724)	(21,892,784,584)	(16,243,024,936)
		Tax and levies on operations		(61,986,453)	(90,412,543)	(19,866,048)	(16,482,464)
		Selling expenses		(1,713,960)	(596,354)	—	—
		General and administrative expenses		(1,279,473,006)	(950,352,637)	(819,525,193)	(625,385,325)
		Financial expenses, net		(2,282,588,313)	(2,322,884,451)	(1,290,799,995)	(1,259,128,482)
		Assets impairment loss		1,682,635	3,097,512	49,942	22,527
		Gain / (Loss) from changes in fair value		12,139,878	(32,497,954)	—	—
	Add:	Investment income		425,783,665	394,121,402	758,301,078	520,681,982
		Including:	investment income from associates	370,767,037	394,121,402	370,039,462	393,712,282

2.	Operating profit			2,380,737,005	1,972,567,479	1,507,004,884	1,566,286,224
	Add:	Non-operating income		225,356,474	92,823,099	110,028,757	87,537,605
	Less:	Non-operating expenses		(20,972,448)	(11,301,414)	(17,423,459)	(8,256,691)
		Including:	loss on disposals of non-current assets	(781,373)	(760,124)	(160,634)	(5,674)

3.	Profit before taxation			2,585,121,031	2,054,089,164	1,599,610,182	1,645,567,138
	Less:	Income tax expense		(457,464,640)	(74,127,259)	(120,486,553)	125,245,838

4.	Net profit			2,127,656,391	1,979,961,905	1,479,123,629	1,770,812,976

			For the six months ended 30 June 2010
			2010	2009	2010	2009
			Consolidated		The Company
				(Restated)

	Including:	net profit generated by acquiree before business combination under common control	—	50,996,758	—	—
	Attributable to:
	Shareholders of the Company		2,025,963,723	1,972,541,791	1,479,123,629	1,770,812,976
	Minority interests		101,692,668	7,420,114	—	—
5.	Earnings per share (based on the net profit attributable to shareholders of the Company)
	Basic earnings per share		0.17	0.16
	Diluted earnings per share		0.17	0.16

6.	Other comprehensive (loss) / income		(602,295,435)	1,418,545,620	(297,372,960)	834,430,567

7.	Total comprehensive income		1,525,360,956	3,398,507,525	1,181,750,669	2,605,243,543

	Attributable to
	— Shareholders of the Company		1,423,911,595	3,391,238,792	1,181,750,669	2,605,243,543
	— Minority interests		101,449,361	7,268,733	—	—

4.	Impact of Adjustments for International Financial Reporting Standards ("IFRS") on Net Profit (UNAUDITED)

The financial statements, which are prepared by the Company and its subsidiaries in conformity with the Accounting Standards for Business Enterprises ("PRC GAAP"), differ in certain respects from that of IFRS. Major impact of adjustments for IFRS, on the net consolidated profit of the Company are summarized as follows:

	Net profit
	For the six months ended 30 June
	2010	2009 (Restated)
	RMB’000	RMB’000

Consolidated net profit attributable to shareholders of the Company under PRC GAAP	2,025,964	1,972,542

Impact of IFRS adjustments:
Amortization of the difference in the recognition of housing benefits of the previous years (a)	(11,379)	(16,172)
Difference on depreciation related to borrowing costs capitalized in previous years (b)	(14,846)	(14,902)
Differences in accounting treatment on business combinations under common control (c)	—	(50,997)
Difference in depreciation and amortization of assets acquired in business combinations under common control (c)	(208,850)	(138,360)
Applicable deferred income tax impact of the GAAP differences above (d)	36,831	22,996
Others	26,491	11,153
Profit attributable to minority interests on the adjustments above	78,252	84,117

Profit attributable to equity holders of the Company under IFRS	1,932,463	1,870,377

(a)	Amortization of the difference in the recognition of housing benefits of the previous years

The Company and its subsidiaries once provided staff quarters to the employees of the Company and its subsidiaries and sold such staff quarters to the employees of the Company and its subsidiaries at preferential prices set by the local housing reform office. Difference between cost of the staff quarters and proceeds from the employees represented the housing losses, and was borne by the Company and its subsidiaries.

Under Previous Accounting Standards and Accounting System ("Previous PRC GAAP") , in accordance with the relevant regulations issued by the Ministry of Finance, such housing losses incurred by the Company and its subsidiaries are fully charged to non-operating expenses. Under IFRS, such housing losses incurred by the Company and its subsidiaries are recognized on a straight-line basis over the estimated remaining average service lives of the employees.

(b)	Difference on depreciation related to borrowing costs capitalized in previous years

In previous years, under Previous PRC GAAP, the scope of capitalization of borrowing costs was limited to specific borrowings, and thus, borrowing costs arising from general borrowings were not capitalized. In accordance with IFRS, the Company and its subsidiaries capitalized borrowing on general borrowing used for the purpose of obtaining qualifying assets in addition to the capitalization of borrowing costs on specific borrowings. From 1 January 2007 onwards, the Company and its subsidiaries adopted PRC GAAP No. 17 prospectively, the current adjustments represent the related depreciation on capitalized borrowing costs included in the cost of related assets under IFRS in previous years.

(c)	Differences in accounting treatment on business combinations under common control in previous years

China Huaneng is the parent company of HIPDC, which in turn is also the ultimate parent of the Company. The Company carried out a series of acquisitions from China Huaneng and HIPDC in previous years. As the acquired power companies and plants and the Company were under common control of China Huaneng before and after the acquisitions, such acquisitions are regarded as business combinations under common control.

In accordance with PRC GAAP, under common control business combination, the assets and liabilities acquired in business combinations are measured at the carrying amounts of the acquirees on the acquisition date. The difference between carrying amounts of the net assets acquired and the consideration paid is adjusted to equity account of the acquirer. The transaction costs directly attributable to the business combinations incurred by the acquirer are recorded in the profit and loss account as incurred. The operating results for all periods presented are retrospectively restated as if the current structure and operations resulting from the acquisition had been in existence since the beginning of the earliest year presented, with financial data of previously separate entities consolidated. The cash consideration paid by the Company is treated as an equity transaction in the year of acquisition.

For the business combination occurred prior to 1 January 2007, in accordance with Previous PRC GAAP, when equity interests acquired is less than 100%, the assets and liabilities of the acquirees are measured at their carrying amounts. The excess of consideration over the proportionate share of the carrying amounts of the net assets acquired was recorded as equity investment difference and amortized on a straight-line basis for not more than 10 years. When acquiring the entire equity, the entire assets and liabilities are accounted for in a method similar to purchase accounting. Goodwill arising from such transactions is amortized over the estimated useful lives on a straight-line basis. The transaction costs incurred were recorded in profit and loss account as incurred. On 1 January 2007, in accordance with PRC GAAP, the unamortized equity investment differences and goodwill arising from business combinations under common control were written off against undistributed profits.

Under IFRS, the Company and its subsidiaries adopted the purchase method to account for the acquisitions above. The assets and liabilities acquired in acquisitions were recorded at fair value by the acquirer. Direct transaction costs incurred by the acquirer were included in the acquisition cost. The excess of acquisition cost over the proportionate share of fair value of net identifiable assets acquired was recorded as goodwill. Goodwill is not amortized but is tested annually for impairment and carried at cost less accumulated impairment losses. The operating results of the acquirees are consolidated in the operating results of the Company and its subsidiaries from the acquisition dates onwards.

As mentioned above, the differences in accounting treatment under PRC GAAP and IFRS on business combinations under common control affect both equity and profit. Meanwhile, due to different measurement basis of the assets acquired, depreciation and amortization in the period subsequent to the acquisition will be affected which will also affect the equity and profit or loss upon subsequent disposals of such investments. Such differences could be gradually eliminated with the depreciation, amortization and disposal of assets.

(d)	Applicable deferred income tax impact of the GAAP differences above

This represents related deferred income tax impact on the GAAP differences above where applicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under-signed, thereunto duly authorized.

HUANENG POWER INTERNATIONAL, INC.

By /s/ Gu Biquan

Name: Gu Biquan
Title: Company Secretary

Date:    August 11, 2010